UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Approval of Squeeze-out

Regulated Information

July 15, 2010 – 8:45 am CET

Delhaize Group Obtains Approval to Squeeze-Out Minority Shareholders of its Greek Subsidiary Alfa Beta

BRUSSELS, Belgium - July 15, 2010 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that its wholly-owned subsidiary Delhaize “The Lion” Nederland B.V. (Delned) has received the approval of the Hellenic Capital Market Commission to squeeze-out the minority shareholders of its Greek subsidiary Alfa Beta Vassilopoulos S.A. at a price of EUR 35.73 per common registered share.

On July 8, 2010, the Hellenic Capital Market Commission (CMC) approved the squeeze-out of the minority shareholders in Alfa Beta Vassilopoulos S.A. (Alfa Beta) at EUR 35.73 per share by Delhaize Group’s wholly owned subsidiary Delhaize “The Lion” Nederland B.V. (Delned). The last date of trading of Alfa Beta’ shares is fixed at the 30th of July 2010 and settlement is planned for August 9, 2010. Today, Delhaize Group owns through Delned approximately 90.87% of the total shares of Alfa Beta. Upon reaching 95% of the voting rights in Alfa Beta, Delned intends to initiate the process to delist Alfa Beta from the Athens Exchange.

On March 12, 2010, Delned launched a voluntary public offering for all outstanding shares in Alfa Beta not held by it at EUR 35.73 per share in cash. The information circular was approved by the CMC on April 8, 2010. On June 4, 2010, Delned requested the CMC’s approval for the squeeze-out which was obtained on July 8, 2010, as Delned holds more than 90% of the total voting rights in Alfa Beta.

The results of Alfa Beta will be fully consolidated without minorities in Delhaize Group’s results as from August 2010.

Please consult the website of the Athens Exchange (www.athex.gr) for formal announcements of Delned and Alfa Beta regarding this voluntary public offering and squeeze-out.

Alfa Beta is a Greek food retail company which was established in 1969. At the end of the first quarter of 2010, Alfa Beta’s sales network consisted of 218 stores (of which 169 company-operated, 39 affiliated stores and 10 Cash-and-Carry stores). In 2009, Alfa Beta’s consolidated revenues amounted to EUR 1 471 million and its consolidated operating profit to EUR 59 million. At the end of 2009, Alfa Beta employed approximately 9 500 people. Until its delisting, Alfa Beta will still be listed on the Athens Exchange (BASIK), where it is listed since 1990. Delhaize Group acquired approximately 51% of the capital of Alfa Beta in 1992. Today, Delhaize Group owns through its wholly-owned subsidiary Delned approximately 90.87% of the total shares of Alfa Beta.

Delhaize Group is a Belgian food retailer present in six countries on three continents. At the end of the first quarter of 2010, Delhaize Group’s sales network consisted of 2 725 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues and EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 8250 (ext.2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, and the squeeze-out of the minority shareholders in Alfa-Beta discussed herein, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “projected”, “may”, “expect”, “anticipate”, “intend”, “plan”, “will” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in legislation or regulation, the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates ; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. In particular there can be no assurance as to the consummation or timing of the squeeze-out or the realization of any synergies. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	July 19, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President